    OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden

hours per response 6.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                               July 2004

Commission File Number:                                                                                                                 000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Material Change Report, 7/19/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F...... Form 40-F..XXX

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.

Name and Address of Company

State the full name or your company and the address of its principal office in Canada.

Alamos Gold Inc. (“Alamos Gold”)

Suite 1503, 110 Yonge Street

Toronto, ON   M5C 1T4

2.

Date of Material Changes

State the date of the material change.  July 19, 2004

3.

News Release

The news release dated July 19, 2004 was filed with the TSX and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold announced that it has signed a letter agreement with a banking syndicate composed of Société Générale, Standard Bank London Limited and Macquarie Bank Limited for up to US$45 million in term debt financing for the Mulatos Project in Sonora, Mexico.  The facility is composed of a US$40 million gold loan due December 2009, and a short-term US$5 million standby loan available to fund cost overruns for the project.

5.

Full Description of Material Change

Reference Alamos Gold’s press release dated July 19, 2004 herein.

6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

John A. McCluskey

President and Chief Executive Officer

Tel:   416-368-9932

Fax:  416-368-2934

9.

Date of Report

DATED at Vancouver, B.C., this 19th day of July, 2004.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

___________________________________

Sharon L. Fleming

Corporate Secretary

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX)

Alamos Gold Announces Bank Financing Agreement

Toronto, Ontario – July 19, 2004 - Alamos Gold Inc. (“Alamos Gold”) announces that it has signed a letter agreement with a banking syndicate composed of Société Générale, Standard Bank London Limited and Macquarie Bank Limited for up to US$45 million in term debt financing for the Mulatos Project in Sonora, Mexico.  The facility is composed of a US$40 million gold loan due December 2009, and a short-term US$5 million standby loan available to fund cost overruns for the project.  Pursuant to the terms of the Agreement, the gold loan interest rate is 375 basis points above the gold lease rate prior to achieving economic completion, and 325 basis points above the gold lease rate thereafter.  The standby loan interest rate is 350 basis points above the London Interbank Offered Rate.  As a condition of the loan, Alamos will establish a fixed price selling arrangement covering 250,000 ounces of gold production for the term of the loan.

The agreement is subject to a number of conditions, including satisfactory due diligence to be conducted by a technical agent of the syndicate and definitive loan documentation.  Closing is expected on or about September 30, 2004.

Alamos Gold is a development stage mining company constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico.  The Mulatos deposit contains over 3 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

July 19, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary